UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street

Toronto, Ontario
Canada M5J 0E7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐         Form 40-F ☒

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO CANADIAN IMPERIAL BANK OF COMMERCE’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273505) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2024	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Wojtek Niebrzydowski
	Name:	Wojtek Niebrzydowski
	Title:	Vice-President, Global Term Funding, Treasury

EXHIBIT INDEX

4.1	Second Supplemental Indenture, dated as of September 11, 2024, between the Registrant and The Bank of New York Mellon
5.1	Opinion of Willkie Farr & Gallagher LLP, U.S. counsel for Canadian Imperial Bank of Commerce, as to the validity of the securities
5.2	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel for Canadian Imperial Bank of Commerce, as to the validity of the securities
23.1	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1 above)
23.2	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.2 above)
99.1	Underwriting Agreement, dated as of September 4, 2024, by and among Canadian Imperial Bank of Commerce and CIBC World Markets Corp., BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and TD Securities (USA) LLC